May 1 2014

Re: Triumph Ventures Corp.

Registration Statement on Form S-1/A#1

Filed April 10 2014

File No. 333-194300

Dear Katherine Wray

We are in receipt of your letter dated April 28 2014 in regards to comments on the above S1/A#1 registration Statement filed on April 10 2014 and present to you our responses accordingly as follows:

General

1.	It appears that you have added disclosure in response to prior comments 1 and 2 on your registration statement cover page. Please revise to move your shell company disclosure to your prospectus cover page and your emerging growth company disclosure to an appropriate section of the prospectus. Additionally, we note that you have elected to use the extended transition period for complying with new or revised accounting standards. Please add a risk factor to state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response : We have moved the related disclosure of the SHELL company status as requested . After reviewing the disclosure of the emerging growth Company it was repetitious of risk factor # 29 and have therefore deleted the repetitious disclosure and have but added the required disclosure as requested at the end of risk factor number # 29 .

Risk Factors

Risks Relating to Our Company

“3. We do not have sufficient cash to fund our operating expenses for the next…,” page 8

2.	We note your responses to prior comments 5 and 18. As it appears that the agreement with your directors may not be legally binding, please revise this risk factor, if true, to state that there is no guarantee that your directors will be able to provide such funding. Additionally, please revise to state the amount of time you expect to be to operate using available resources in the event that your directors are unable to provide funding.

Response :

The risk factor has been revised accordingly.

Risks Relating to Our Common Stock

“25. Efforts to comply with recently enacted changes in securities laws…,” page 16

3.	We note your revised disclosure in response to prior comment 8 indicating that your operating expenses will increase by approximately $10,000 in connection with the referenced compliance efforts. Please revise your disclosure to include the time period over which you anticipate your operating expenses will increase by this amount.

Response:

The risk factor has been revised to adhere that the $10,000 fee is on an annual basis .

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“27,” page 16

4.	We note that, in response to prior comment 9, you created a separate risk factor discussing the risks resulting from the potential automatic suspension of your reporting obligations under Section 15(d) of the Exchange Act. Please revise this new risk factor to add a descriptive heading.

Response:

An appropriate heading has been added accordingly .

“30. Shell Company Status,” page 18

5.	We note the risk factor added in response to prior comment 1. Please revise this disclosure to explain more clearly the consequences to the company and its investors of the circumstances described. For example, please clarify that the unavailability of the Rule 144(i) safe harbor for resales of your securities may adversely affect your future efforts to acquire capital in unregistered offerings, and highlight that the prohibition on shell companies registering securities issuances on Form S-8 may result in your inability to compensate employees and consultants as cost-effectively as companies that are not shells.

Response:

The risk factor has been amended accordingly to clarify the related issues.

Our Business

Employees, page 23

6.	We note your response to prior comment 7. Please remove the reference to your patent-pending technology here.

Response:

The wording has been revised to "patented "

Please do not hesitate to contact us if you have any queries in relation to the above

Yours Truly

Julius Klein /s/

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